October 10, 2024

VIA EDGAR

Timothy S. Levenberg, Daniel Morris

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for Westwater Resources, Inc. Registration Statement on Form S-1 (File No. 333-281980)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Westwater Resources, Inc. (the “Company”) respectfully requests that the effective date for the above captioned registration statement on Form S-1 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on October 11, 2024, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

Westwater Resources, Inc.

By:	/s/ Steven M. Cates
Name: Steven M. Cates
Title: Senior Vice President - Finance and Chief Financial Officer

cc: Amy Bowler, Holland & Hart LLP